Exhibit (a)(5)(ii)

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of (i) Common Stock (as defined below) or (ii) Preferred Stock (as defined below) of Blue Bird Corporation. The Offer (as defined below) is made solely by the Offer to Purchase, dated September 14, 2018, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of holders of shares of (i) Common Stock or (ii) Preferred Stock in any jurisdiction in which the making or acceptance of offers to sell shares of (i) Common Stock or (ii) Preferred Stock would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky, or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of Blue Bird Corporation by the Information Agent (as defined below) or one or more brokers or dealers registered under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
by
Blue Bird Corporation
Up to $50 Million in Aggregate Value of Shares of its Common Stock
at a Cash Purchase Price of $28.00 per Share and
Shares of its Series A Convertible Preferred Stock
at a Cash Purchase Price of $241.69 per Share

        Blue Bird Corporation, a Delaware corporation (the "Company," "Blue Bird," "we," "us" or "our"), invites our stockholders to tender up to $50 million in aggregate value of shares of our (i) common stock, $0.0001 par value per share (the "Common Stock"), for purchase by us at a price of $28.00 per Share (the "Common Stock Offer Price"), and (ii) 7.625% Series A Convertible Cumulative Preferred Stock, par value $0.0001 per share (the "Preferred Stock" and together with the Common Stock, the "Shares"), for purchase by us at a price of $241.69 per Share, which is equal to the Common Stock Offer Price multiplied by 8.6318, which is the conversion rate to acquire shares of Common Stock set forth in the Company's Certificate of Designations, Preferences, Rights and Limitations of the Preferred Stock, rounded to the nearest one-ten-thousandth (such price, the "Preferred Stock Offer Price"), in each case, upon the terms and subject to the conditions described in the Offer to Purchase and in the related Letter of Transmittal (which together, as they may be amended and/or supplemented from time to time, constitute the "Offer").

        THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON OCTOBER 15, 2018, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE "EXPIRATION DATE").

        The Offer is conditioned on the receipt of financing and other conditions as set forth in Section 6 of the Offer to Purchase.

        Upon the terms and subject to the conditions of the Offer, we will purchase those shares of (i) Common Stock that are properly tendered and not properly withdrawn at the Common Stock Offer Price and (ii) Preferred Stock that are properly tendered and not properly withdrawn at the Preferred Stock Offer Price, each such price payable to the seller in cash, less any applicable withholding taxes and without interest (as applicable, the "Purchase Price"). Upon the terms and subject to the conditions of the Offer, if, Shares having an aggregate value of less than $50 million are properly tendered and not properly withdrawn, we will buy all Shares properly tendered and not properly withdrawn. However, we may not purchase all of the Shares tendered under certain circumstances, including if Shares having an aggregate value in excess of $50 million are properly tendered and not properly withdrawn, and as a result of "Odd Lot" priority as described in the Offer. If Shares having an aggregate value in excess of $50 million are properly tendered and not properly withdrawn, we will purchase a prorated amount of the Shares as described in the Offer. Shares not purchased in the Offer will be returned to the tendering stockholders at the Company's expense promptly after the Expiration Date of the Offer.

        We reserve the right, in our sole discretion, to change the Purchase Price and to increase or decrease the value of Shares sought in the Offer, subject to applicable law. In accordance with the rules of the Securities and Exchange Commission (the "SEC"), we may increase the number of Shares (including shares of Preferred Stock on an as if converted to shares of Common Stock basis) accepted for payment in the Offer by no more than 2% of the outstanding shares of Common Stock without extending the Offer.

        As of September 12, 2018, there were 27,035,887 issued and outstanding shares of Common Stock. At a purchase price of $28.00 per share of Common Stock, we could purchase 1,785,714 shares of Common Stock if the Offer is fully subscribed with tenders of Common Stock (including shares of Common Stock acquired upon conversion of Preferred Stock tendered in the Offer), which would represent approximately 6.6% of the issued and outstanding shares of Common Stock as of September 12, 2018. The shares of Common Stock are listed and traded on the NASDAQ Global Market under the symbol "BLBD". The shares of Preferred Stock are not listed or traded on an exchange. Holders of Common Stock are urged to obtain current market quotations for the shares of Common Stock before deciding whether to tender their shares of Common Stock.

        The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to Continental Stock Transfer & Trust Company, the depositary for the Offer (the "Depositary"), and making a public announcement of such extension not later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date.

        The Offer will expire at 5:00 p.m., New York City time, on Monday, October 15, 2018, unless the Company exercises its right, in its sole discretion, to extend the period of time during which the Offer will remain open. Beneficial owners should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadlines for participation in the Offer. Accordingly, beneficial owners wishing to participate in the Offer should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

        Holders of Common Stock wishing to tender shares of Common Stock must follow the procedures set forth in the Offer to Purchase and in the related Letter of Transmittal. Generally, for shares of Common Stock to be properly tendered pursuant to the Offer, the certificates for such shares of Common Stock (or confirmation of receipt of shares of Common Stock pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase), together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an "Agent's Message" (as defined in the Offer to Purchase), and any other documents required by the Letter of Transmittal, must be received before 5:00 p.m., New York City time, on Monday, October 15, 2018 by the Depositary at its address set forth on the back cover of the Offer to Purchase.

        Holders of Preferred Stock wishing to tender shares of Preferred Stock must follow the procedures set forth in the Offer to Purchase and in the related Letter of Transmittal. Generally, for shares of Preferred Stock to be properly tendered pursuant to the Offer, confirmation of receipt of shares of Preferred Stock pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an "Agent's Message" (as defined in the Offer to Purchase), and any other documents required by the Letter of Transmittal, must be received before 5:00 p.m., New York City time, on Monday, October 15, 2018 by the Depositary at its address set forth on the back cover of the Offer to Purchase.

        Upon the terms and subject to the conditions of the Offer, if Shares having an aggregate value in excess of $50 million (or such greater amount as the Company may elect to pay, subject to applicable law) are properly tendered at the Purchase Price and not properly withdrawn prior to the Expiration Date, the Company will purchase Shares as follows:

  •
  first, we will purchase all Odd Lots of less than 100 shares of Common Stock at the Common Stock Offer Price from stockholders who properly tender all of their shares of Common Stock and who do not properly withdraw them before the Expiration Date (tenders of less than all of the shares of Common Stock owned, beneficially or of record, by such Odd Lot Holder will not qualify for this preference); and

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  second, after purchasing all Odd Lots that were properly tendered and not properly withdrawn, we will purchase all Shares properly tendered and not properly withdrawn until an aggregate value of $50 million of Shares, and if Shares with aggregate value in excess of $50 million are properly tendered and not properly withdrawn, on a pro rata basis with appropriate adjustment to avoid purchases of fractional Shares.

        For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased), subject to proration, Shares that are properly tendered at the Purchase Price and not properly withdrawn only when, as and if the Company gives oral or written notice to the Depositary of the Company's acceptance of the Shares for payment pursuant to the Offer.

        Upon the terms and subject to the conditions of the Offer, the Company will accept for payment and pay the Purchase Price for all of the Shares accepted for payment pursuant to the Offer promptly after the Expiration Date. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made promptly, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of: (i) certificates for shares of Common Stock or a timely book-entry confirmation of the deposit of shares of Common Stock or Preferred Stock into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase); (ii) a properly completed and duly executed Letter of Transmittal, including any required signature guarantee (or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase)); and (iii) any other required documents.

        Because of the difficulty in determining the number of Shares properly tendered and not properly withdrawn, and because of proration as described in the Offer to Purchase, the Company expects that it will not be able to announce the final proration factor or commence payment for any Shares purchased pursuant to the Offer until after the Expiration Date. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Date.

        Tenders of Shares are irrevocable, except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless such Shares have been accepted for payment as provided in the Offer, stockholders may also withdraw their previously tendered Shares at any time after one minute after 11:59 P.M., New York City time, on November 9, 2018. For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary at its address listed on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the class and number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for shares of Common Stock have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those certificates, the serial numbers shown on those certificates must be submitted to the Depositary and, unless an Eligible Institution (as defined in the Offer to Purchase) has tendered those Shares, an Eligible Institution must guarantee the signatures on the notice of withdrawal. If a stockholder has used more than one Letter of Transmittal or has otherwise tendered Shares in more than one group of Shares, the stockholder may withdraw Shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included. If Shares have been delivered in accordance with the procedures for book-entry transfer described in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility's procedures.

        The Company will decide, in its sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal, and each such decision will be final and binding on all parties absent a finding to the contrary by a court of competent jurisdiction. None of the Company, its Board of Directors, Continental Stock Transfer & Trust Company, as the Depositary, D.F. King & Co., Inc., as the information agent (the "Information Agent"), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

        As the Company strives to create shareholder value, we have determined to use up to $50 million of cash and borrowings to repurchase Shares in the Offer. The Company is making the Offer because we believe that the tender offer set forth in the Offer to Purchase represents an efficient mechanism to provide our stockholders with the opportunity to tender all or a portion of their Shares and, thereby, receive a return of some or all of their investment in the Company if they so elect. In addition, if the Company completes the Offer, stockholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in the Company and its future operations at no additional cost to them. The Offer also provides stockholders with an efficient way to sell their Shares without incurring broker's fees or commissions associated with open market sales.

        Generally, if you are a U.S. Holder (as defined in the Offer to Purchase), your receipt of cash from us in exchange for the shares of Common Stock you tender will be a taxable transaction for United States federal income tax purposes. The cash you receive for your tendered shares of Common Stock will generally be treated for United States federal income tax purposes either as consideration received in respect of a sale or exchange of the Shares purchased by us or as a distribution from us in respect of Shares. We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer. If you are a non-U.S. Holder (as defined in the Offer to Purchase), because it is unclear whether the cash you receive in connection with the Offer will be treated (i) as proceeds of a sale or exchange or (ii) as a distribution, the Depositary or other applicable withholding agent may treat such payment as a dividend distribution for withholding purposes. Accordingly, if you are a non-U.S. Holder, you may be subject to withholding on payments to you at a rate of 30% of the gross proceeds paid, unless you establish an entitlement to a reduced rate of withholding by timely completing, under penalties of perjury, the applicable Form W-8. Non-U.S. Holders are urged to consult their tax advisors regarding the application of United States federal income tax withholding and backup withholding, including eligibility for a withholding tax reduction or exemption and the refund procedure. The United States federal income and other tax consequences to holders or beneficial owners of shares of Preferred Stock participating in the Offer with respect to such shares of Preferred Stock are not discussed in the Offer to Purchase, and such holders are strongly encouraged to consult their own tax advisors regarding such tax consequences. All stockholders should read carefully the Offer to Purchase, in particular Section 3 and Section 13, for additional information regarding the United States federal income tax consequences of participating in the Offer and should consult their financial and tax advisors.

        The Company's Board of Directors has authorized us to make the Offer. However, none of the Company, the members of its Board of Directors, the Depositary or the Information Agent makes any recommendation to any stockholder as to whether to tender or refrain from tendering any Shares.

None of the Company, the members of its Board of Directors, the Depositary or the Information Agent has authorized any person to make any recommendation with respect to the Offer. Stockholders should carefully evaluate all information in the Offer to Purchase and in the related Letter of Transmittal and should consult their own financial and tax advisors. Stockholders must decide whether to tender their Shares and, if so, how many Shares to tender. In doing so, a stockholder should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal before making any decision with respect to the Offer.

        The information required to be disclosed by Rule 13e-4(d)(1) of the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. The Company is also filing with the Securities and Exchange Commission an Issuer Tender Offer Statement on Schedule TO, which includes certain additional information relating to the Offer.

        Copies of the Offer to Purchase and the related Letter of Transmittal are being mailed to all holders of the Shares, including brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares, as reflected on the records of the transfer agent as of August 20, 2018. The Offer is explained in detail in those materials.

        Questions or requests for assistance may be directed to the Information Agent, at its address and telephone number set forth below. Copies of the Offer to Purchase, the Letter of Transmittal and other related materials will be furnished promptly by the Information Agent at the Company's expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:
D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Banks & Brokers Call: (212) 269-5550
All Others Call Toll-Free: (877) 896-3192
Email: BLBD@dfking.com

September 14, 2018